November 30, 2009

Mr. William Thompson
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C.  20549

Re:	Emerging Vision Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Filed February 29, 2008
Form 10-Q for Fiscal Quarters Ended March 31, 2008, June 30, 2008 and September 30, 2008
Filed May 8, 2008, August 6, 2008 and November 14, 2008
File No. 1-14128

Dear Mr. Thompson,

Below are the responses from Emerging Vision, Inc. (the “Company”) in response to the Securities and Exchange Commission (“SEC”) Comment Letter, dated May 29, 2009, relating to the above-referenced filings.  The Company’s responses follow the numbering used in the Comment Letter.

Form 10-K for Fiscal Year Ended December 31, 2007

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

1.
We reviewed your response to comment five in our letter dated September 15, 2008 and your disclosures in your Form 10-K for the fiscal year ended December 31, 2008.  As previously requested, in future filings please provide a discussion of any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in your liquidity increasing or decreasing in any material way.  In this regard, it would be appropriate to include a discussion and analysis of changes in operating cash flows, including changes in operating assets and liabilities, between each year presented.  In addition, discuss the ramifications of a default of the covenants contained in your credit facility and the impact of your cash position and liquidity and whether you expect to comply with the covenants in the foreseeable future.  Finally, please include a discussion of the types of financing or other sources of funding that are, or that are reasonably likely to be, available to settle the credit facility, if necessary.  Refer to the Item 303(a) of Regulation S-K.

Response

The Company reviewed Item 303(a) of Regulation S-K and agrees with the staff’s comment.  In all future filings, including the Company’s most recent filings, the liquidity of the Company will be explained in further detail along with current and future plans to the extent it has the ability to do so.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1 – Organization and Significant Accounting Policies

Goodwill and Intangible Assets

2.
We reviewed your response to comment nine in our letter dated September 15, 2008 and note the adjustments made to your 2007 financial statements in Form 10-K filed April 15, 2009.  It appears that the adjustments were made to correct an accounting error in foreign currency translation and had a material effect on other comprehensive income.  Please tell us why you believe the adjustments should not be disclosed as a correction of an error in accordance with SFAS 154.  Also tell us why the adjustments had the effect of increasing other assets.

Response

While the amounts of the above-mentioned adjustments are material to other comprehensive income, the Company does not consider them to be material to the financial statements as a whole for the following reasons:
•	The 2007 net income, which is the focus of many investors, did not change.
•	The change in total assets is approximately 1%, which the Company does not believe is material.
•	Current assets, current liabilities, and the current ratio did not change.
•	The debt/equity ratio changed by less than 1%, which the Company does not believe is material.
•
Other assets increased because of a reclassification not related to the currency translation matter that affected other comprehensive income.  Deferred financing costs of $118,000 were reclassified from intangible assets to other assets.

The Company will restate its Form 10-K for the year ended December 31, 2007 with appropriate disclosure of the correction of an accounting error in foreign currency translation.

Revenue Recognition

3.
We reviewed your response to comment 10 in our letter dated September 15, 2008.  You assert that you are the primary obligor in the arrangement since you are obligated to make all payments to the suppliers.  You also assert that the suppliers are primary obligors.  Please clarify whether you or the supplier is responsible for fulfillment, including the acceptability of the products ordered or purchased by the customer and whether you or the supplier is the primary obligor in the transactions.  In doing so, tell us how members view the arrangement, discuss the representations made in your marketing and sales literature, the terms of member contracts and other relevant facts that support your assessment.  In addition, please discuss each indicator in further detail.  For example, discuss the rights of return of members and the related inventory risk, the process followed in resolving disputes between members and suppliers, whether members have discretion to select the supplier to provide products, why you believe you have discretion in supplier selection because you choose all of the suppliers in the network and why you believe that you are involved in the determination of product specifications because you select network suppliers and the products the suppliers will provide.  Finally, since you have identified indicators of both gross and net reporting please provide your assessment of the relative strength of each indicator in determining that gross reporting is appropriate.

Response

EITF Issue No. 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent, provides guidelines for making judgments about whether revenue should be recognized “based on (a) the gross amount billed to a customer because it has earned revenue from the sale of the goods or services or (b) the net amount retained (that is, the amount billed to the customer less the amount paid to a supplier) because it has earned a commission or fee.”  EITF Issue No. 99-19 contains a number of factors or indicators to consider when making judgments about which method is most appropriate.  The EITF “reached a consensus that none of the indicators should be considered presumptive or determinative; however, the relative strength of each indicator should be considered.”

The Company has considered the indicators and the weight it believes to each of them.  In addition to considering the matters contained in the indicators, the Company reviewed the examples within EITF No. 99-19.  As a result of these considerations, the Company believes that the revenues of its Optical Purchasing Groups (“OPGs”) should be reported based on the gross amount billed to a customer, which is the way such revenues are currently being recognized.  The following is an analysis of the Company’s considerations.

OPGs purchase all or most of the products used by their members.  Consequently, members view the OPG as the source for most of their inventory needs (i.e., as their main supplier).  As part of the member’s agreement with the OPG, the member grants the OPG a security interest in the inventory it purchases through the OPG as collateral for the faithful performance and due payment for the products sold.  However, title to the goods/products purchased passes to the member upon OPG’s receipt of payment in full for all amounts due.

The OPGs negotiate the price of the goods they purchase with each of the suppliers (including each brand within the supplier) to determine the volume discount that it will receive.  The OPG then determines the amount, by product line, of discount that is passed along to the members.  The supplier does not determine what amounts are passed along to the members.  The OPG profits from the amount of purchase discounts it receives in excess of the discounts passed along to the members.

OPG members look to it to handle issues regarding the acceptability of the products they order.  If a member questions pricing, or is looking for credit on returns, they contact the OPG to resolve the issue.  The OPG deals directly with suppliers to resolve disputes, and any obligations that arise from product purchases are the obligations of the OPG.  If a member desires a product from a supplier that is not part of the OPG’s group of suppliers, the member would have to purchase the product directly from the supplier.

The following is an evaluation of the relative strength of indicators in EITF Issue No. 99-19 that are the most relevant:

•
Indicator 7 “The company is the primary obligor in the arrangement” – The OPGs are obligated to and make all the payments to suppliers/vendors as discussed above.  The supplier/vendor is obligated to fulfill orders placed by the members of OPG, however, if an order is not fulfilled or is unacceptable, the members look to the OPG to handle those issues directly with the supplier/vendor.  The Company believes this indicator primarily supports gross revenue recognition.  The suppliers/vendors are obligated to fulfill orders placed by members (net revenue recognition); however, the OPG handles order discrepancies/returns (customer service issues) and is obligated to pay the suppliers/vendors (gross revenue recognition).

•
Indicator 9 “The company has latitude in establishing price” – The OPGs negotiate all the product price points with each supplier/vendor and then establish the discount prices that they will pass along to each member.  The OPGs can change their pricing structure at any point and are in total control of the process with its members.  The Company believes this indicator strongly supports gross revenue recognition.

•	Indicator 11 “The company has discretion in supplier selection” – The OPGs choose all of their suppliers/vendors. The Company believes this indicator supports gross revenue recognition.

•
Indicator 12 “The company is involved in the determination of product or service specifications” – As stated in Indicator 11, the optical purchasing groups choose their suppliers/vendors as well as the types of product and services those suppliers/vendors will offer.  The Company believes this indicator supports gross revenue recognition.

•
Indicator 14 “The company has credit risk” – The OPG’s don’t mitigate credit risk by requiring advanced payments by its members.  In fact, the OPG’s expose themselves to approximately 50 days of product purchases by their members prior to full payment.  The Company believes this indicator strongly supports gross revenue recognition.

•
Indicator 16 “The amount the company earns is fixed” – The amount the optical purchasing groups earn is not fixed.  Prices are determined based on the type of product/service ordered by the member and what discount is associated with such product/service.  The amount earned varies based on brand name, quantity, discount percentage, supplier/vendor, etc.  Additionally, as discussed above under Indicator 9, prices can be changed each month as the groups see fit.  The Company believes this indicator supports gross revenue recognition.

In addition to the above indicators, the Company reviewed the examples within EITF Issue No. 99-19.  Example 2 discusses many of the indicators that support Gross recognition, which are many of the indicators that are present within the OPG’s business.  The OPG’s are responsible for selecting the suppliers and negotiating prices directly with the suppliers.  Title passes directly to the members upon delivery; however, the OPG’s are responsible for collecting the sales price from their members and are obligated to pay the suppliers upon delivery, regardless of collection from the member.  In fact, during 2007 and 2008, the OPG’s reserves had to be increased due to non-payment from certain members, causing a reduction in the OPG’s net income.  Using Example 2’s evaluation as a guide, the Company believes that the conditions present point to gross reporting.

4.
We reviewed your response to comment 11 in our letter dated September 15, 2008 and understand that initial franchise fees are non-refundable and that you are not required to render services to earn the franchise fees.  However, if your franchise agreement does not require you to perform initial services but a practice of voluntarily rendering initial services exists, substantial performance shall not be assumed and revenue should not be recognized until either the initial services have been substantially performed or reasonable assurance exists that the services will not be performed.  Refer to paragraph 5 of SFAS 45.  Please explain to us in detail your consideration of this guidance and the amount of initial franchise fee revenues recognized in fiscal 2006 and 2007.

Response

The Company is under no obligation to render services under the franchise agreement.  All of the services rendered by the Company are done prior to the execution of the franchise agreements, whether those services are meeting with the prospect, reviewing the credit worthiness, site surveying the location, etc., all such services are done prior to the collection of the initial franchise fees.  Upon the signing of the franchise agreement, the Company will recognize the revenues associated with such event.  After the execution of the agreements, the Company will begin to render any additional services to the franchisee, as necessary, which are supported by the ongoing royalties collected (generally 8% of that store’s revenues).  The Company reviewed the guidance in paragraph 5 of SFAS 45 and responds as follows:

(a)
– the franchisor has no remaining obligation or intent – by agreement, trade practice, or law – to refund any cash received or forgive any unpaid notes or receivables– The Company does not have any obligation to refund the initial franchise fees upon the execution of the franchise agreements.

(b)
– substantially all of the initial services of the franchisor required by the franchise agreement have been performed– The Company does not have to perform any initial services as they might relate to the initial franchise fees.  Assistance, if any, with a new store is sometimes attempted, but is not a common practice.

(c)	– no other material conditions or obligations related to the determination of substantial performance exist– There are no other obligations or voluntary services required by the Company.

During the years ended December 31, 2007 and 2006, the Company recognized initial franchise fees of $241,000 (of which $181,000 related to new franchisees with the remainder of the fees attributable to renewals of existing franchise agreements with existing franchisees) and $197,000 (of which $99,000 related to new franchisees), respectively.

5.
We reviewed your response to comment 12 in our letter dated September 15, 2008.  As previously requested, please tell us the authoritative literature that supports up-front revenue recognition of fees received for future services when you are obligated to render services during the contractual term of the arrangement.  We understand that your historical experience demonstrates that a majority of members do not utilize the services to which they are entitled.  Yet, we believe that up-front membership fees should be recognized systematically over the contractual term of the arrangements.  Refer to SAB Topic 13:A.3.f.  In addition, tell us the amount of liability that would be recognized at each balance sheet date assuming the up-front fees are recognized on a straight-line basis over the contractual term of the arrangements.

Response

The Company believes that it is complying with SAB Topic 13.A.3.f. (“SAB 104”) and believes that additional clarification would be helpful.  As stated in the Company’s previous response, the Company does not believe that VisionCare of California (“VCC”) membership fee revenue involves multiple deliverables that represent separate units of accounting.  This conclusion is based on the fact that the earnings process is substantially complete upon the delivery of, as the case may be, the combined frame and lens or the contact lenses, as ordered by the customer.  Currently, frame and lens membership allows its members a free follow-up exam within 12 months.  Contact lens membership allows for a free follow-up within 3 months.  The follow-ups are complimentary in nature which many customers/members do not use.  In addition, the cost to the customer/member is not affected should a customer/member get or not get a follow-up.  VCC researched member’s patterns and determined that only 2% of the frame and lens members came back for their follow up eye exam within 12 months and that only 18% of the contact lens members came back for their follow up eye exam within 3 months.

VCC was recently audited by the California Department of Managed Health Care (the “Department”).  The audit consisted of a routine examination of the fiscal and administrative affairs of VCC’s membership plan (the “Plan”), for the period ending December 31, 2007, and was conducted on behalf of the Department by pmpm® Consulting Group, Inc. (the “Consultant”) pursuant to California’s Knox-Keene Health Care Plan Act of 1975.

During the Consultants review, it was determined that, while the Plan had historically applied a four per cent (4%) factor to estimate future follow-up claims, the actual current experience was closer to two and one half percent (2.5%), which is closer to an observed trend of 1%-2% in other Plans.  Consequently, it was agreed that using a two per cent (2%) factor would result in a more than adequate estimate for future follow-up exams.

The Department’s goal is to match the premium revenue with the expense of providing care.  However, under generally accepted accounting principles, revenue should be recognized when it is earned and realized or realizable.  The Company believes that all the criteria in SAB 104 for determining whether revenue is realized or realizable and earned are met upon delivery of the product (i.e., either the combined frame and lens or the contact lenses) to the member/customer.  That is:

•	Persuasive evidence of an arrangement exists,
•	Delivery has occurred and services have been rendered,
•	The seller’s price to the buyer is fixed or determinable, and
•	Collectibility is reasonably assured.

In conclusion, the Company does not believe that there are multiple “deliverables” that represent separate units of accounting.  Follow-ups are complimentary, have no effect on the SAB 104 criteria, and mostly do not occur.  VCC defers some revenue under standard industry practice.

Note 2 - Acquisitions

6.
We reviewed your response to comment 14 in our letter dated September 15, 2008.  As previously requested, please cite the authoritative guidance that supports your accounting treatment.  Also explain to us why the accounting literature you applied is appropriate and the facts and circumstances that support your position.  Consider and discuss the applicability of the guidance in SFAS 150, EITF 97-8 and EITF D-98 as well as other applicable literature in your response.  In addition, please provide the following additional information:

o	Whether the put option is freestanding or embedded in the stock option agreement;

o
How you determined the fair value of the stock options subject to redemption and stock options not subject to redemption, including how you considered the value of the put option in the valuation of the stock options subject to redemption;

o	The basis for your presentation of the stock options subject to redemption as permanent equity as opposed to classification outside of permanent equity or as a liability;

o
If applicable, how you account for changes in the redemption value of redeemable stock options and how you treat redeemable stock options in earnings per share computations and the basis for your accounting treatment in each case; and

o	Describe the potential goodwill impairment issues referred to in your response.

Response

At the time of the acquisition of Combine Buying Group, and the associated recognition of the transaction, the Company believed that the likelihood of having to settle on the redemption of the put options was extremely unlikely.  The consideration paid for the purchase included options to purchase Emerging Vision’s common stock at $0.32 per share.  None of the options are mandatorily redeemable.  All of the options have been exercisable since the date of the purchase and expire on September 28, 2016.  The options were recorded as a credit to Additional Paid-in Capital (“APIC”) at their estimated fair value of approximately $140,000.  The options each contain a put right (“put”) which allows the seller (“Optionee”) to put the options to the purchaser (Emerging Vision) from September 29, 2010 through the expiration date (September 28, 2016) at $0.32 per share.  The put was not valued at the time of the purchase and consequently not accounted for separately from the options.  The options are a derivative with an “underlying” of the price of Emerging Vision’s common stock and the puts are embedded in the options with underlyings of the price of Emerging Vision’s common stock and the fair value of the options.  That is, the puts derive value from the fair value of the options because the exercise of an option negates the exercise of the attached put; however, the puts also derive value from the price of Emerging Vision’s common stock because the likelihood that a put will be exercised increases with the likelihood that an option will not be exercised.

Under SFAS 141 the puts may be considered as contingent consideration based on security prices with respect to the acquisition of Combine.  However, under SFAS 133, ¶11.c. contracts issued by an entity as contingent consideration in a business combination may not be considered to be derivative instruments.  Therefore, with respect to the business combination the puts should not have been, and were not, accounted for separately as part of the consideration.  For purposes of the business combination, the puts are embedded within and inseparable from the options.  As such, the value of the puts at the time of the business combination was embedded within the value of the options, which was determined to be approximately $140,000.  Further, at the time of the business purchase transaction, the options were valued using the Black-Scholes Option Pricing Model based on then existing and previous market values of Emerging Vision’s common stock.  Because existing and previous market values at the time of the business combination did not provide any basis to support a reasonable conclusion that the puts would be exercised, no value was ascribed to the puts.  The Company notes that EITF Issue No. 97-8 states: “It is unclear how the guidance of Opinion 16 should be applied to situations in which contingent consideration in a purchase business combination is embedded in a security or is a separate financial instrument that is issued by the purchaser at the acquisition date.”  However, EITF Issue No. 97-8 also states: “This Issue applies only to contingent consideration that is based on earnings or that is based on a guaranteed value of the securities issued to effect the combination.”  Since the puts are not based on earnings or on a guaranteed value of the securities (i.e., the options) issued to effect the combination, EITF Issue No. 97-8 does not apply.

The Company does not believe that SFAS 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, applies because neither the options nor the embedded put are ‘mandatorily redeemable’ financial instruments as defined.  In addition, EITF Topic D-98 does not apply for the same reason.

7.
We reviewed your response to comment 15 in our letter dated September 15, 2008.  We understand that you did not recognize deferred tax assets and liabilities in the acquisitions of COM and TOG.  Please tell us whether you should have recognized deferred tax assets or liabilities and valuation allowances for deferred tax assets.  Please also tell us the results of your evaluation of deferred tax assets and liabilities for each year referred to in your response.  In doing so, tell us whether you identified any accounting errors, the effects of the accounting errors and, if applicable, how you intend to correct the accounting errors.

Response

The Company recognized the net assets obtained as a result of the COM and TOG acquisitions at fair value, as determined by an independent valuation firm.  The fair value and book value of such assets were equivalent.  Since there was no difference between the tax basis and book basis of the assets acquired and liabilities assumed, no deferred tax assets or liabilities were recognized in connection with the acquisitions of COM and TOG.

The Company’s previous response referred to the fiscal years ended December 31, 2006 and 2007.  The reference to the year ended December 31, 2006 was made because COM was acquired during 2006.  The reference to the year ended December 31, 2007 was made because TOG was acquired during 2007.  There were no differences between the tax basis and book basis of the assets acquired and liabilities assumed for either of those acquisitions.  No accounting errors were identified in the process of making the Company’s evaluations of need to recognize any deferred tax assets, liabilities or a valuation allowance due to the acquisitions of COM and TOG.

Note 7 – Intangible Assets

8.
We reviewed your response to comment 18 in our letter dated September 15, 2008.  Please tell us the status of the preliminary settlement discussions and the probability of resolving the litigation in your favor.

Response

Settlement documents have been prepared and reviewed by the Company.  In October 2009, the Company sent its comments back to For Eyes for review in hopes of having a signed settlement agreement prior to the end of 2009.

The Company, along with its legal counsel, both very strongly believe that a settlement favorable to the Company will be reached in the litigation with For Eyes.  As discussed previously, the settlement discussions are centered around allowing the Company to expand the use of the Site for Sore Eyes (“SFSE”) brand beyond the Northern California market (where SFSE is currently restricted to), particularly within the surrounding states (Oregon and Washington, as well as Southern California), which the Company believes will increase the value of the SFSE trademark.

Note 12 – Income Taxes

9.
We reviewed your response to comment 19 in our letter dated September 15, 2008.  Please explain to us in detail why you determined that there were no deferred tax assets or liabilities resulting from differences between the amount for financial reporting and the tax basis of your investment in TOG citing paragraphs 31-34 of SFAS 109.

Response

The Company reviewed paragraphs 31-34 of SFAS 109 and determined that there were no differences between the tax basis and book basis of the assets acquired and liabilities assumed.  Consequently, no deferred tax assets or liabilities resulted from the investment in TOG.  The Company’s acquisition of TOG was accounted for as a business purchase and recorded at the estimated fair value (based on an independent expert’s valuation) of the assets acquired and liabilities assumed.

Note 14 – Commitments and Contingencies

10.
We reviewed your response to comment 22 in our letter dated September 15, 2008 and understand that you accrue loss contingencies for the referenced actions in accordance with SFAS 5.  Yet, you disclose that you do not believe that such losses are reasonably possible.  This disclosure is inconsistent with your determination to accrue probable losses in accordance with paragraph 8 of SFAS 5.  Please revise your disclosure in future filings to eliminate the inconsistent disclosure.

Response

The Company intends to revise its disclosure in future filings to eliminate the inconsistent disclosure.

11.
We reviewed your response to comment 23 in our letter dated September 15, 2008.  As previously requested, please tell us whether there is a reasonable possibility of loss based on your assessment of the counterclaims by For Eyes Optical Company.  If so, please disclose an estimate of the possible loss or range of loss or state that such an estimate cannot be made.  Refer to paragraph 10 of SFAS 5.

Response

The Company reviewed paragraph 10 of SFAS 5.  The Company does not believe that there is a reasonable possibility of a loss.  A loss contingency has not been accrued because a loss is not expected.

Note 18 – Stock Options and Warrants

12.
We reviewed your response to comment 25 in our letter dated September 15, 2008.  Please explain in further detail why an expected term of one year for options and warrants was appropriate considering the guidance in paragraphs A26 through A30 of SFAS 123(R) and SAB Topic 14:D including a detailed discussion of the “certain events: noted in your response.  Address your consideration of using historical exercise experience.  Further, we note that you used an expected term of five years in 2008 to estimate the fair value of stock options with vesting and contractual terms similar to those granted in 2006 and 2007.  Tell us the factors you considered in determining the expected term assumption and the changes in circumstances that affected your expectations about employees’ exercise behavior.  In addition, as previously requested, in future filings please disclose the basis for the assumptions used to estimate the fair value of stock options and warrants awarded during each of the years presented.  Refer to paragraph A240.e of SFAS 123(R).

Response

In reviewing paragraphs A26 through A30 of SFAS 123(R) the Company concluded that, paragraph A27 states that the “expected term of an employee share option or similar instrument is the period of time for which the instrument is expected to be outstanding.”  The reference to “certain events” in connection with the in the Company’s response to comment 25 to the Comment Letter dated September 15, 2008 was in connection with the possible sale of the Company.  Paragraph A28 refers to other factors that may affect expectations about when employees might exercise their options and the Company concluded that a possible sale would be likely to cause the option holders to exercise their options.  Therefore, the Company assumed a term of 1 year.  The Company is aware that paragraph A28 a. specifies that an option’s expected term must at least include the vesting period, and noted that virtually all of the options outstanding at December 31, 2007 were vested and exercisable.  In addition, the Company believes that its assumed term of 1 year is appropriate for the application of the Black-Scholes-Merton closed-form pricing model.  The Company believes that its considerations about the expected term of the options are in accordance with the guidelines contained in Item 2 (Expected Term) of SAB Topic 14:D.

Upon review of the information provided by the Company, the third party decided against pursuing a potential acquisition.  As such, the Company reviewed its calculations and determined that a one-year life was no longer applicable.

In all future filings, the Company intends to disclose the basis for each of the assumptions used to estimate the fair value of stock options and warrants awarded during each of the years presented in accordance with paragraph A240.e of SFAS 123(R).

13.
We reviewed your response to comment 26 in our letter dated September 15, 2008 and are unable to locate your disclosure of weighted-average grant-date fair values and intrinsic values.  Please refer us to the specific disclosures to which you refer.  Otherwise, please disclose the weighted average grant date fair value of stock options and warrants granted and the total intrinsic value of stock options and warrants exercised for each year presented.  Please also disclose the intrinsic value of stock options and warrants expected to vest and exercisable as of the end of the most recent year.  Refer to paragraphs A240.c and A240.d of SFAS 123(R).

Response

The Company intends to restate its Form 10-K for the year ended December 31, 2007 to add the appropriate disclosures of the weighted-average grant-date fair values and intrinsic values.  The additional disclosures will be as follows:

Note 18 – Stock Options and Warrants under the “summary of options” table:
The cash received from, the income tax benefits of, and the total intrinsic value of the options exercised during the years ended December 31, 2007 and 2006 was $1,000 and $0, $0 and $0, and $0 and $0, respectively.

The Company would add the following table disclosing unvested stock options followed by two footnotes:

	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value
Unvested options outstanding at the beginning of the period	190,000	$0.07	8,880,781	$0.05
Granted	575,000	$0.10	3,815,625	$0.04
Vested	(665,000)	$0.11	(12,479,739)	$0.05
Unvested options canceled, forfeited or expired	-	$-	(26,667)	$0.07
Unvested options outstanding at the end of the period	100,000	$0.05	190,000	$0.07

The total fair value of the options that vested during the years ended December 31, 2007 and 2006 was $73,000 and $624,000, respectively.

At December 31, 2007, the total remaining unrecognized compensation cost related to unvested stock options was $2,000.  The remaining average requisite service period of the unvested stock options was five months.

Note 18 – Stock Options and Warrants under the “information about stock options outstanding and exercisable” table:
The aggregate intrinsic value of the options outstanding and exercisable at December 31, 2007 was $984,000 based on the closing price of the Company’s common stock at December 31, 2007.

The Company would have the additional disclosures for warrants as follows:

Note 18 – Stock Purchase Warrants
The cash received from and the total intrinsic value of the warrants exercised during the years ended December 31, 2007 was $1,345,000 and $8,349,000.  There were no warrants exercised during the year ended December 31, 2006.

The aggregate intrinsic value of the warrants exercisable at December 31, 2007 was $53,000 based on the closing price of the Company’s common stock at December 31, 2007.

Note 18 – Stock Options and Warrants under the “information about stock options outstanding and exercisable” table:
The aggregate intrinsic value of the options outstanding and exercisable at December 31, 2007 was $984,000 based on the closing price of the Company’s common stock at December 31, 2007.

Stock Purchase Warrants

14.
We reviewed your response to comment 27 in our letter dated September 15, 2008.  As previously requested, please tell us how you determined the measurement dates for the warrants issued to Dubois and RD and stock options issued to independent contractors and the facts that support the measurement date of the awards.  Also address your accounting for the changes in fair values of the awards between the issuance date of the awards and their measurement dates.  Address the guidance in EITF 96-18 in your response.

Response

Dubois and RD were engaged to perform investment relations services and committed to perform such services upon signing their consulting agreements.  In accordance with Issue 1 of EITF 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services. (“EITF 96-18”) the Company used the signing dates of the Dubois and RD consulting agreements as the measurement dates used to determine the fair values of the warrants issued to Dubois and RD because their consulting agreements include provisions and penalties that make it probable that they will provide the contractual services and because the date at which the consulting services would be complete was uncertain.

As disclosed in the financial statements, the warrants granted vested in 12 equal, monthly increments starting from the date the consulting agreements were executed.  In accordance with Issue 2 of EITF 96-18 the Company believes that the 12 month vesting period was the most appropriate period over which to recognize the expense related to the contractual services because, in this case, that period is the best proxy for the period over which cash would be paid for the services.

With respect to Issue 3 of EITF 96-18 the measurement date of the awards is the same as the issuance date.  Therefore, the conditions addressed by Issue 3 are not present.

Item 15. Exhibits and Financial Statements Schedules

15.	We considered your response to comment 28 in our letter dated September 15, 2008. Please amend the filing to include the required consent.

Response

The Company intends to amend its Form 10-K for the year ended December 31, 2007 to include the required consent.

Exhibits 31.1 and 31.2

16.
We considered your response to comment 29 in our letter dated September 15, 2008.  As previously requested, please amend the filing to include the introductory language in paragraph 4 and paragraph 4(b) referring to internal control over financial reporting.  Refer to Item 601(b)(31) of Regulation S-K.

Response

The Company intends to restate its Form 10-K for the year ended December 31, 2007 to include the introductory language in paragraph 4 and 4(b) of Exhibits 31.1 and 31.2.

Form 10-Q for Fiscal Quarters Ended March 31, 2008, June 30, 2008 and September 30, 2008

17.
Please address the comments above to the extent applicable.  In doing so, please note that the comment above regarding certifications required by Exchange Act Rules 13a-14(a) or 15d-14(a) only applies to Form 10-Q for fiscal quarter ended March 31, 2008.

Response

The Company intends to amend its Form 10-Qs for the quarters ended March 31, 2008, June 30, 2008 and September 30, 2008 to include the required consent and will include (in the amendment of Form 10-Q for the quarter ended March 31, 2008) the introductory language in paragraph 4 and 4(b) of Exhibits 31.1 and 31.2.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Segment results for the three and six months ended June 30, 2008 as compared to the three and six months ended June 30, 2007

Company Store Segment

18.
We reviewed your response to comments three and 32 in our letter dated September 15, 2008.  Since your computation of gross profit margin excludes exam fee revenue included in retail sales, the measure represents a non-GAAP financial measure.  As previously requested, please revise to present gross profit margin percentages calculated in accordance with GAAP.  Otherwise, provide the disclosures regarding the use of the non-GAAP financial measure required by Item 10(e)(i) of Regulation S-K.

Response

The Company reviewed the non-GAAP indicators described in Item 10(e)(i) of Regulation S-K and does not believe that excluding exam fees from the gross profit margin constitutes a departure from GAAP.  Thus, the Company feels that it does not need to provide a disclosure on the use of non-GAAP financial measures.

Additionally, the Company believes excluding exam fees allows the reader of the financials to fully understand the Company’s cost of selling certain merchandise.  The exam conducted by the doctor of a Company-owned store is independent of the sale of contact lenses, frames, sunglasses, etc. and those associated costs.  In future 10-K and 10-Q filings, the Company can break out exam fee revenues on the income statement as a separate revenue category if it is determined that will help provide more clarification to the reader of the financials.

Please contact me at (516) 390-2137 should you have any questions or require further information.  Please advise us if we can assist you in order to facilitate the review of the above-referenced documents.

Finally, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Christopher G. Payan
Christopher G. Payan
Chief Executive Officer

/s/ Brian Alessi
Brian Alessi
Chief Financial Officer

cc:           Michael Bernstein
Mitch Rubin
Rick Koppel
Steven J. Kuperschmid, Esq.